UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD Specialized Disclosure Report

NIKE, Inc.

(Exact name of registrant as specified in its charter)

OREGON	93-0584541
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employment Identification No.)

One Bowerman Drive, Beaverton, Oregon	97005-6453
(Address of principal executive offices)	(Zip Code)

Mary I. Hunter, Vice President, Corporate Secretary (503) 671-6453
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

_X_ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

___ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As contemplated by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report is provided as an Exhibit to this Form SD and is available on our website at http://investors.nike.com/investors/news-events-and-reports/?toggle=filings.

Our website is not incorporated by reference and should not be considered part of this Form SD or our Conflict Minerals Report.

Information concerning conflict minerals from recycled or scrap sources that may be contained in our in-scope products is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.

Item 1.02.  Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 - Exhibits

Item 3.01.  Exhibits

The following exhibit is furnished with this Form SD:

Exhibit No.	Exhibit
1.01	Conflict Minerals Report for the calendar year ended December 31, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NIKE, Inc.

/s/ Rob Leinwand		5/29/2026
By:	Rob Leinwand	(DATE)
Executive Vice President, Chief Legal Officer